SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                               Vanstar Corporation
                                (Name of Issuer)

                     Common Stock, $.001 Per Share Par Value
                         (Title of Class of Securities)

                                    92208M108
                                 (CUSIP Number)

                               David C. Guenthner
              Executive Vice President and Chief Financial Officer
                                  InaCom Corp.
                               10810 Farnam Drive
                      Omaha, Nebraska 68154 (402) 758-3900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 8, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) the following box [ ].





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CUSIP No. 92208M108                                                Page 2 of 10


         1)       Names of Reporting Persons
                  I.R.S. Identification No. of Above Persons:

                  InaCom Corp.              47-0681813

         2)       Check the Appropriate Box if a Member of a Group:
                  (a)
                  (b)
         3)       SEC Use Only:

         4)       Source of Funds:
                           WC
         5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         6)       Citizenship or Place of Organization:
                           Delaware

         Number of Shares  (7) Sole Voting Power:              8,871,623
         Beneficially      (8) Shared Voting Power:           18,544,095
         Owned by Each     (9) Sole Dispositive Power:         8,871,623
         Reporting Person (10) Shared Dispositive Power:             0
         With

         11)      Aggregate Amount Beneficially Owned by Each Reporting Person:

                           27,415,718

         12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*:



         13)      Percent of Class Represented by Amount in Row (11)

                           52.2%

         14)      Type of Reporting Person (See Instructions):

                           CO



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CUSIP No. 92208M108                                                 Page 3 of 10


ITEM 1.  SECURITY AND ISSUER

             This Statement on Schedule 13D ("Schedule 13D") relates to common stock, par value $.001 per share (the "Vanstar Common Stock"), of Vanstar Corporation, a Delaware corporation ("Vanstar"). The principal executive offices of Vanstar are located at 1100 Abernathy Road, Building 500, Suite 1200, Atlanta, Georgia 30328.

ITEM 2.  IDENTITY AND BACKGROUND

             This Statement is being filed by InaCom Corp., a Delaware corporation ("InaCom"). InaCom is a Fortune 500 global technology management services company. The address of InaCom's principal executive offices is 10810 Farnam Drive, Omaha, Nebraska, 68154.

             The  name,  business  address,   present  principal  occupation  or
employment and citizenship of each director and executive officer of InaCom is set forth in Schedule I hereto and is incorporated herein by reference.

             During the last five years, neither InaCom, nor to the knowledge of InaCom, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For  information  about the  executive  officers and  directors  of InaCom,  see
Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

             As more fully described in Item 4 hereof, InaCom and Vanstar have entered into the Vanstar Stock Option Agreement dated October 8, 1998 (the "Vanstar Stock Option Agreement"). Pursuant to the Vanstar Stock Option Agreement, Vanstar has, among other things, granted InaCom an option to acquire shares of Vanstar Common Stock as described below. If the conditions precedent were satisfied to permit InaCom to exercise its option to purchase shares of Vanstar Common Stock pursuant to the Vanstar Stock Option Agreement and InaCom so exercised that option, InaCom currently anticipates that funds for such exercise would be provided from general funds available to InaCom.





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CUSIP No. 92208M108                                                Page 4 of 10


ITEM 4.  PURPOSE OF TRANSACTION

Merger Agreement

             InaCom and Vanstar entered into an Agreement and Plan of Merger dated October 8, 1998 (the "Merger Agreement") whereby Vanstar will merge with a wholly-owned subsidiary of InaCom (the "Merger"). In the Merger, Vanstar stockholders will receive 0.64 shares of InaCom Common Stock for each share of Vanstar Common Stock.

             As a consequence of the Merger, InaCom intends to modify the present board of directors, certificate of incorporation and bylaws of Vanstar as indicated in the Merger Agreement. The transaction, which is subject to regulatory and shareholder approval by both companies, and other closing conditions, is expected to close during the fourth quarter of 1998 or first quarter of 1999.

             As a condition and inducement to each party's willingness to enter into the Merger Agreement, each party requested and the other party agreed to grant the requesting party an option to purchase a certain number of shares of the granting parties' common stock. InaCom granted Vanstar such an option pursuant to the InaCom Stock Option Agreement dated October 8, 1998 (the "InaCom Stock Option Agreement") between InaCom, as grantor, and Vanstar as grantee. Similarly, Vanstar granted InaCom an option pursuant to the Vanstar Stock Option Agreement, between Vanstar as grantor and InaCom as grantee.

             The Merger Agreement contemplates that, at the effective time of the Merger, the number of directors on the board of directors of InaCom will be increased to 13 and the four vacancies created thereby will be filled by William
Y. Tauscher, Chairman of the Board and Chief Executive Officer of Vanstar, a designee of Warburg, and two designees of Vanstar from the current board of directors of Vanstar.

Vanstar Stock Option Agreement

             Vanstar Stock Option Agreement. Pursuant to the Vanstar Stock Option Agreement, Vanstar, as a grantor, has granted to InaCom, as grantee, an irrevocable option to purchase a number of shares of Vanstar Common Stock equal to 19.9% of Vanstar Common Stock outstanding on October 8, 1998 (the "Vanstar Option") in connection with, and as inducements to, the execution and delivery of the Merger Agreement. The exercise price of the Vanstar Option granted by Vanstar to InaCom is $9-1/8 per share. Based on information provided by Vanstar in connection with the Merger Agreement, Vanstar had 43,766,950 shares of Vanstar Common Stock outstanding on October 8, 1998. Consequently, 8,709,623 shares of Vanstar Common Stock are subject to the Vanstar Option.

             Trigger Event. The Vanstar Option is exercisable only upon the occurrence of all of the events (the occurrence of all such events herein called the "Trigger Event"): (i) the Merger Agreement is terminated and, as a result of such termination, a fee is payable by Vanstar to InaCom pursuant to the Merger Agreement; (ii) prior to such termination an acquisition proposal is made for


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CUSIP No. 92208M108                                                Page 5 of 10


Vanstar by a third party; and (iii) either prior to, or within twelve months following such termination, the stockholders of Vanstar approve that acquisition proposal.

             Term of the Option. The Vanstar Option remains in full force and effect from October 8, 1998 until the earliest to occur of (i) the effective time of the Merger; (ii) the date on which the Merger Agreement is properly terminated pursuant to the Merger Agreement, except when the Merger Agreement is terminated and, as a result of such termination, a termination fee is payable by Vanstar to InaCom pursuant to the Merger Agreement and prior to such termination an acquisition proposal is made for Vanstar by a third party; and (iii) thirteen months after the date on which the Merger Agreement is terminated.

             The exercise period of Vanstar Option may be extended, if the Vanstar Option is not exercisable by reason of certain governmental judgments, decrees, orders, laws or regulations. Notwithstanding the termination of Vanstar Option, Vanstar is entitled to repurchase the shares of Vanstar Common Stock with respect to which InaCom exercised the Vanstar Option prior to such termination. See "Repurchase Rights of Vanstar and InaCom" below.

             First Refusal Rights of Vanstar. The Vanstar Stock Option Agreement contains provisions granting Vanstar the right of first refusal to purchase shares of Vanstar Common Stock acquired by InaCom pursuant to the Vanstar Option at the price and on the terms offered by a third party for such shares.

             Repurchase Rights of Vanstar and InaCom. Vanstar may also at any time repurchase, or InaCom may require the repurchase of the Vanstar Option (during the time the Vanstar Option is exercisable) or the shares issued upon the exercise of the Vanstar Option. Subject to the profit limitations described below, the repurchase price of the Vanstar Option will equal the difference between the exercise price of the Vanstar Option and the market price of the underlying shares. Subject to the profit limitations described below, the repurchase price of the shares acquired upon the exercise of Vanstar Option will be based on an average of sale prices on the New York Stock Exchange, or, in the event of an acquisition proposal for Vanstar, the highest price to be paid per share in the acquisition proposal.

             Profit Limitation. The maximum aggregate amount of profit that can be realized by a InaCom pursuant to the Vanstar Stock Option Agreement upon a transfer of the Vanstar Option or the shares issued upon the exercise of Vanstar Option will not exceed $18 million less the amount of termination fees paid by Vanstar to InaCom pursuant to the Merger Agreement.

             Adjustment and Registration Provisions. The Vanstar Stock Option Agreement contain provisions governing the procedure for exercise of the Vanstar Option and payment for the shares purchased upon such exercise and other provisions that adjust the number of shares and the exercise price upon the occurrence of certain events, such as stock dividends, stock splits, reclassifications, mergers (other than the Merger), combinations and recapitalizations, exchange of shares or other similar transactions.

CUSIP No. 92208M108                                                 Page 6 of 10


             The Vanstar Stock Option Agreement also contains provisions obligating Vanstar to register, under certain circumstances, the offering, sale and delivery by InaCom of shares of Vanstar Common Stock acquired by it pursuant to the exercise of the Vanstar Option under the Securities Act.

InaCom Stock Option Agreement

         Pursuant to the InaCom Stock Option Agreement, InaCom, as grantor, has granted to Vanstar as grantee, an irrevocable option to purchase a number of shares of InaCom Common Stock equal to 19.9% of InaCom Common Stock outstanding on October 8, 1998 (the "InaCom Option") in connection with, and as inducements to, the execution and delivery of the Merger Agreement. The exercise price of the InaCom Option granted to Vanstar by InaCom is $17 3/8 per share. The other provisions of the InaCom Stock Option Agreement substantially correspond to the related provisions of the Vanstar Stock Option Agreement.

Voting Agreements.

             Warburg Voting Agreement. In connection with the execution of the Merger Agreement dated October 8, 1998 (the "Voting Agreement"), InaCom and Warburg entered into a voting agreement, as described below.

             Warburg, holder of 16,288,691 shares of Vanstar Common Stock, approximately 38% of the outstanding Vanstar Common Stock, entered into a voting agreement with InaCom and Vanstar and (i) agreed to revoke any and all previous proxies with respect to the shares of Vanstar Common Stock owned by it; (ii) irrevocably agreed to vote and otherwise act (including pursuant to written consent), with respect to all of the shares of Vanstar Common Stock owned by it, for the approval and the adoption of the Merger Agreement, all agreements related to the Merger and any actions related thereto, at any meeting or meetings of the Vanstar stockholders at which the Merger Agreement and other related agreements, or such other actions are submitted for the consideration and vote of the Vanstar stockholders; and (iii) at Inacom's request, deliver to InaCom an irrevocable proxy granting to Inacom or its designee a proxy to vote the shares of Vanstar Common Stock in accordance with the terms of the Voting Agreement. The Voting Agreement terminates on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

             Warburg has further agreed, in its capacity as a Vanstar stockholder, that, prior to the effective time, it will not directly or indirectly (including through its agents or representatives) (i) solicit or initiate (including by way of furnishing or disclosing non-public information) any inquiries or the making of any proposal with respect to any acquisition transaction involving Vanstar including the shares owned by Warburg or (ii) negotiate or otherwise engage in discussions with any person (other than InaCom and its representatives) with respect to, or which may reasonably be expected to lead to a proposal for, any acquisition transaction, or enter into any agreement, arrangement or understanding with respect to any such acquisition transaction or which would require InaCom to abandon, terminate or fail to consummate the Merger or require Warburg to abandon, terminate or fail to perform its obligations under the voting agreement.

CUSIP No. 92208M108                                                 Page 7 of 10



             InaCom and Warburg also entered into a registration rights agreement in connection with the Merger Agreement which entitles Warburg to require InaCom, under certain circumstances, to register shares of InaCom Common Stock, received by Warburg in the Merger, with the Securities and Exchange Commission.

             Voting Agreements of Vanstar  Directors.  The directors of Vanstar, holders of 2,255,404 shares of Vanstar Common Stock in the aggregate, approximately 7% of the outstanding Vanstar Common Stock, entered into voting agreements with InaCom and Vanstar. Each Vanstar director agreed to revoke all of his or her previous proxies with respect to all of the shares of Vanstar Common Stock owned by such director and to vote such shares for the approval and adoption of the Merger Agreement. At InaCom's request, the Vanstar directors will deliver to InaCom an irrevocable proxy to vote the shares of Vanstar Common Stock owned by them in accordance with the terms of the voting agreements. The voting agreements will terminate on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

             Voting Agreements of InaCom Directors. The directors of InaCom, holders of approximately 2% of the outstanding InaCom Common Stock, entered into voting agreements with InaCom and Vanstar. Pursuant to the voting agreements, each InaCom director agreed to revoke all of his or her previous proxies with respect to all of the shares of InaCom Common Stock owned by such director and to vote such shares for the approval and adoption of the Share Issuance, Certificate Amendment and the Stock Plan Amendment. At Vanstar's request, the InaCom directors will deliver to Vanstar an irrevocable proxy to vote the shares of InaCom Common Stock owned by them in accordance with the terms of the voting agreements. The voting agreements will terminate on the earlier of (i) the effective time of the Merger or (ii) the termination of the Merger Agreement in accordance with its terms.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) InaCom may be deemed to be the beneficial owner of an aggregate of 27,415,718 shares of Vanstar Common Stock (of which 8,709,623 are acquirable upon exercise of the Vanstar Option) constituting approximately 52.2% of the outstanding VanStar Common Stock (based on 43,766,950 shares of Vanstar Common Stock outstanding on October 8, 1998 pursuant to information received from Vanstar). Prior to the Vanstar Option becoming exercisable and being exercised, InaCom expressly disclaims beneficial ownership of the shares of Vanstar Common Stock which are purchasable by InaCom upon the Vanstar Option becoming exercisable and being exercised. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that InaCom is the beneficial owner of the shares of Vanstar Common Stock subject to the Vanstar Option for purposes of Sections 13D or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.

         (b) The table below summarizes the number of shares of Vanstar Common Stock over which InaCom may be deemed to have sole voting and dispositive power and shared voting and dispositive power.

CUSIP No. 92208M108                                                Page 8 of 10

===================================================================================================================================
                                                                           Voting                             Dispositive
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  Sole              Shared               Sole             Shared
-----------------------------------------------------------------------------------------------------------------------------------
Owned by InaCom directly.................................       162,000                0                162,000              0
-----------------------------------------------------------------------------------------------------------------------------------
Acquirable upon Exercise of Vanstar Option...............      8,709,623               0               8,709,623             0
-----------------------------------------------------------------------------------------------------------------------------------
Warburg Voting Agreement.................................          0              16,288,691               0                 0
-----------------------------------------------------------------------------------------------------------------------------------
Director Voting Agreement................................          0               2,255,404               0                 0
===================================================================================================================================

         (c)  Except  as   specified   herein,   InaCom  has  not  effected  any
transactions  in the shares of Vanstar  Common Stock within the preceding  sixty
(60) days.

         (d)  Not Applicable.

         (e)  Not Applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

             Except as set forth in this Schedule 13D, to the best knowledge of InaCom, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or listed on Schedule I hereto and between such persons and any person with respect to any securities of Vanstar, including but not limited to, transfer or voting of any of the securities of Vanstar, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power over the securities of Vanstar.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Agreement and Plan of Merger, dated as of October 8, 1998, by and among InaCom Corp., InaCom Acquisition, Inc. and Vanstar Corporation incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

         2. Stock Option Agreement, dated as of October 8, 1998, between Vanstar Corporation, as Issuer, and InaCom Corp., as Grantee, incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

         3. Stock Option Agreement, dated as of October 8, 1998, between InaCom Corp., as Issuer, and Vanstar Corporation, as Grantee, incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

CUSIP No. 92208M108                                                 Page 9 of 10


         4. Stock Voting Agreement, dated October 8, 1998 by and among InaCom Corp., Warburg, Pincus Capital Company, L.P. and Vanstar Corporation incorporated by reference from InaCom's Current Report on Form 8-K dated October 8, 1998.

         5. Registration Rights Agreement dated October 8, 1998 between InaCom Corp. and Warburg, Pincus Capital Company, L.P.

         6. Form of Stock Voting Agreements entered into on October 8, 1998 by the directors of Vanstar.

CUSIP No. 92208M108                                                Page 10 of 10


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this Statement is true, complete and correct.

         DATED this 18th day of October, 1998.

                                              INACOM CORP.

                                                  /s/ David C. Guenthner
                                              By:_____________________________
                                              David C. Guenthner
                                              Executive Vice President and
                                              Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit                                             Description

Exhibit 1        Schedule I....................................................

Exhibit 2 Agreement and Plan of Merger, dated as of October 8, 1998, by and among InaCom Corp., InaCom Acquisition, Inc. and Vanstar Corporation incorporated by reference from InaCom's Current Report on Form 8-k dated October 8, 1998.

Exhibit 3 Stock Option Agreement, dated as of October 8, 1998, between Vanstar Corporation, as Issuer, and InaCom Corp., as Grantee, incorporated by reference from InaCom's Current Report on Form 8-k dated October 8, 1998.

Exhibit 4 Stock Option Agreement, dated as of October 8, 1998, between InaCom Corp., as Issuer, and Vanstar Corporation, as Grantee, incorporated by reference from InaCom's Current Report on Form 8-k dated October 8, 1998.

Exhibit 5        Registration  Rights  Agreement  dated  October 8, 1998 between
                 InaCom   Corp.   and   Warburg,    Pincus   Capital    Company,
                 L.P...........................................................

Exhibit 6        Form of Stock Voting Agreements entered into on October 8, 1998 by the directors of Vanstar...................................